CUSIP NO. 89235K105               Schedule 13D                      Page 1 of 13


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                          (AMENDMENT NO. __________)(1)

                         TorreyPines Therapeutics, Inc.
                                (Name of issuer)

                         Common Stock, par value $0.001
                         (Title of class of securities)

                                    89235K105
                                 (CUSIP number)

          Jarlyth H. Gibson, Assistant Compliance Officer 617-951-9493
        C/o Advent International Corporation, 75 State Street, 29th Floor
                                Boston, MA 02109
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 October 3, 2006
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:. [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 13 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89235K105               Schedule 13D                      Page 2 of 13


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Advent International Corporation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    Source of Funds

     WC
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,560,559
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          None
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            1,560,559
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,560,559
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.81%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO, IA
--------------------------------------------------------------------------------

CUSIP NO. 89235K105               Schedule 13D                      Page 3 of 13


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Advent International Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    Source of Funds

     WC
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,525,987
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          None
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            1,525,987
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,525,987
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.59%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

CUSIP NO. 89235K105               Schedule 13D                      Page 4 of 13


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Advent Healthcare and Life Sciences II Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    Source of Funds

     WC
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,415,653
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          None
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            1,415,653
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,415,653
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.91%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

CUSIP NO. 89235K105               Schedule 13D                      Page 5 of 13


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Advent Healthcare and Life Sciences II Beteiligung GmbH & Co. KG
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    Source of Funds

     WC
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Germany
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    110,334
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          None
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            110,334
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     110,334
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.70%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

CUSIP NO. 89235K105               Schedule 13D                      Page 6 of 13


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Advent Partners HLS II Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    Source of Funds

     WC
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    31,402
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          None
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            31,402
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     31,402
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.20%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

CUSIP NO. 89235K105               Schedule 13D                      Page 7 of 13



--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Advent Partners Limited Partnership

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    Source of Funds

     WC
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    3,170
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          None
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            3,170
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,170
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.02%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

CUSIP NO. 89235K105               Schedule 13D                      Page 8 of 13


Item 1. Security and Issuer

     This statement on Schedule 13D relates to the Reporting Persons' (as defined in Item 2 below) beneficial ownership interest in the Common Stock, par value $0.001 per share (the "Common Stock"), of TorreyPines Therapeutics, Inc., a Delaware corporation (the "Corporation"). The address of the principal executive office of the Corporation is 11085 North Torrey Pines Road, Suite 300, La Jolla, CA 92037.

Item 2. Identity and Background

     (a) (b) (c) (f) This statement is being filed by the following entities:

     (1) Advent International Corporation, a Delaware corporation;

     (2) Advent International Limited Partnership, a Delaware limited partnership;

     (3) Advent Healthcare and Life Sciences II, a Delaware limited partnership;

     (4) Advent Healthcare and Life Sciences II Beteiligung GmbH & Co. KG, a Germany limited partnership;

     (5) Advent Partners HLS II Limited Partnership, a Delaware limited partnership;

     (6) Advent Partners Limited Partnership, a Delaware limited partnership;

     The entities listed in subparagraphs (1) through (6) above are herein collectively referred to as the "Reporting Persons" and individually as a "Reporting Person."

     Advent International Corporation ("AIC") is a Delaware corporation, and the persons serving as its directors and executive officers are set forth on Schedule A hereto.

     Advent International Corporation is the General Partner of Advent Partners HLS II Limited Partnership, Advent Partners Limited Partnership and Advent International Limited Partnership ("AILP"). Advent International Limited Partnership is the General Partner of Advent Healthcare and Life Sciences II Limited Partnership as well as the Managing Limited Partner of Advent Healthcare and Life Sciences II Beteiligung GmbH & Co. The principal business address of each Reporting Person is c/o Advent International Corporation, 75 State Street, Boston, MA 02109.

     The principal business of Advent International Corporation is to operate as an investment advisory firm and to make private equity investments. The principal business of each Reporting Person other than Advent International Corporation and Advent International Limited Partnership is to provide risk capital for, and make investments in the securities of, privately held and other businesses.

     (d) (e) During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been convicted in a criminal

CUSIP NO. 89235K105               Schedule 13D                      Page 9 of 13


proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     On October 3, 2006, pursuant to the Agreement and Plan of Merger and Reorganization entered into by and among the Issuer, its wholly-owned subsidiary and TorreyPines Therapeutics, Inc. (the "Merger Agreement"), the Reporting Persons acquired 1,320,317 shares of the Corporation's Common Stock (the "Common Stock") and 240,242 Warrants to purchase Common Stock at $8.32 (the "Warrants").

     The source of the funds used to purchase the Securities was derived from the working capital of the Reporting Persons (other than AIC and AILP).

Item 4. Purpose of Transaction.

     The Reporting Persons acquired the securities of the Corporation strictly for investment purposes. The Reporting Persons intend to periodically review their investment in the Corporation. Depending upon future evaluations of the business prospects of the Corporation and upon other developments, including, but not limited to, general economic and business conditions and market conditions, the Reporting Persons may determine to increase or decrease their equity interest in the Corporation by acquiring additional Securities, or by disposing of all or a portion of the Securities now held.

     Except as set forth in this statement, none of the Reporting Persons nor, to the best of their knowledge, any person listed on Schedule A hereto, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Corporation, or the disposition of securities of the Corporation; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Corporation or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; (d) any change in the present board of directors or management of the Corporation, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Corporation; (f) any other material change in the Corporation's business or corporate structure; (g) changes in the Corporation's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; (h) causing a class of securities of the Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

CUSIP NO. 89235K105               Schedule 13D                     Page 10 of 13


Item 5. Interest in Securities of the Issuer.

     (a) The following table sets forth the aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person named in Item 2 of this statement (based upon 15,670,832 shares of Common Stock outstanding as October 4, 2006). The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

                                                         Number of Shares            Percentage
                                                 --------------------------------    of Common
                                                   Common                              Stock
Reporting Person                                   Stock     Warrants     Total     Outstanding
----------------                                 ---------   --------   ---------   -----------
Advent International Corporation (1)(2)(3)       1,320,317    240,242   1,560,559      9.81%
Advent International Limited Partnership (1)     1,291,073    234,914   1,525,987      9.59%
Advent Healthcare and Life Sciences II Limited
   Partnership(2)                                1,197,723    217,930   1,415,653      8.91%
Advent Healthcare and Life Sciences II
   Beteiligung GmbH & Co. KG (2)                    93,350     16,984     110,334      0.70%
Advent Partners HLS II Limited Partnership (3)      26,567      4,835      31,402      0.20%
Advent Partners Limited Partnership(3)               2,677        493       3,170      0.02%
                                                 ---------    -------   ---------      ----
Total Group                                      1,320,317    240,242   1,560,559      9.81%

(1) Advent International Corporation ("AIC") is the General Partner of Advent International Limited Partnership ("AILP") which in turn is the General Partner and the Managing Limited Partner of the indicated Reporting Persons. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AIC and AILP derive from such power.

(2) Advent International Corporation ("AIC") is the General Partner of Advent International Limited Partnership ("AILP") which in turn is the General Partner of Advent Healthcare and Life Sciences II Limited Partnership as well as the Managing Limited Partner of Advent Healthcare and Life Sciences II Beteiligung GmbH & Co. KG. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AIC and AILP derive from such power.

(3) AIC is the General Partner of the indicated Reporting Person. As such, AIC has the power to vote and dispose of the securities of Advent Partners HLS II Limited Partnership and Advent Partners Limited Partnership.

     (c) Other than the acquisition of the Securities, none of the Reporting Persons and the persons set forth on Schedule A and in Item 2(d) hereto has effected any transactions in the Common Stock during the last 60 days.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Securities is known to

CUSIP NO. 89235K105               Schedule 13D                     Page 11 of 13


have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The following summaries of certain provisions of the Stockholders Rights Agreement Amendment, the Stockholder Rights Agreement and the Lock-Up agreement which are qualified in their entirety by reference to such documents (copies of which are attached hereto as Exhibits 1, 2, 3 and 4 respectively).

     On May 13, 2005, the Board of Directors of Axonyx Inc. (the "Board") approved a stockholder rights plan as set forth in the Rights Agreement, dated as of May 13, 2005, between Axonyx Inc. and The Nevada Agency and Trust Company, as Rights Agent (the "Rights Agreement"). Under the Rights Agreement, each common stockholder of record as of the close of business on May 27, 2005, will receive a dividend of one right for each share of common stock held. Each right entitles the holder to purchase from the company one one-thousandth of a share of a new series of participating preferred stock at an initial purchase price of $15.00. A press release relating to these matters was issued by the company on May 16, 2005. An amendment in connection with the merger was filed to change the name from Axonyx to TorreyPines and the governing law from Nevada to Delaware.

     Directors, and entities affiliated with Directors, of TorreyPines entered into lock-up agreements, pursuant to which such parties will agree not to sell or transfer, or engage in hedging or similar transactions with respect to, the shares of Axonyx common stock and merger warrants that they receive pursuant to the terms of the merger agreement from the closing date of the merger until 180 days after the closing of the merger, except in limited circumstances

Item 7. Materials to be Filed as Exhibits.

     This Amendment hereby amends and supplements the Exhibits listed in Item 7 of the Schedule 13D by adding the following thereto:


Exhibit No.    Description
   1           Stockholder Rights Agreement dated September 2006

   2 (1)       Form 8-K Stockholders Rights Agreement dated May 13, 2005

   3           Form of Axonyx, Inc. Lock-up Agreement signed by Jason S.
               Fisherman and entities affiliated with Advent International
               Corporation.

   4 (2) Agreement of Merger, dated as of August 25, 2006 by and among Axonyx, Inc.

     (1) Filed as Exhibit 2 to Axonyx, Inc.'s Form 8-K Stockholders Rights Agreement (000-25571), filed with the Commission on May 13, 2005, and incorporated by reference herein.

     (2) Filed as Exhibit 4 to Axonyx, Inc.'s Registration Statement on Form S-4, as amended (333-136018), filed with the Commission on August 25, 2006, and incorporated by reference herein.

CUSIP NO. 89235K105               Schedule 13D                     Page 12 of 13


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OCTOBER 13, 2006

Advent Healthcare and Life Sciences II Limited Partnership

By: Advent International Limited Partnership,
    General Partner

By: Advent International Corporation,
    General Partner

By: Jarlyth H. Gibson, Assistant Compliance Officer*

Advent Healthcare and Life Sciences II Beteiligung GmbH & Co. KG

By: Advent International Limited Partnership,
    Managing Limited Partner

By: Advent International Corporation,
    General Partner

By: Jarlyth H. Gibson, Assistant Compliance Officer*

Advent International Limited Partnership
Advent Partners HLS II Limited Partnership
Advent Partners Limited Partnership

By: Advent International Corporation,
    General Partner

By: Jarlyth H. Gibson, Assistant Compliance Officer*

Advent International Corporation

By: Jarlyth H. Gibson, Assistant Compliance Officer*

*    For all of the above:

/s/ Jarlyth H. Gibson
-----------------------------------------------
Jarlyth H. Gibson, Assistant Compliance Officer

CUSIP NO. 89235K105               Schedule 13D                     Page 13 of 13


                                   SCHEDULE A

          The name and present principal occupation of each executive officer and director of Advent International Corporation is set forth below. The business address of each executive officer and director of Advent International Corporation is c/o Advent International Corporation, 75 State Street, Boston, Massachusetts 02109. All of the persons listed below are United States citizens.

I.   Advent International Corporation

                               Position with                 Principal
                           Advent International             Occupation
Name                            Corporation               (if different)
----                 --------------------------------   ------------------
Peter A. Brooke                  Chairman

Thomas H. Lauer            Senior Vice President
                             Managing Director
                          Chief Financial Officer
                            Assistant Secretary
                            Executive Officers'
                             Committee Member

Ernest G. Bachrach          Executive Officers'
                             Committee Member

David M. Mussafer                Director
                            Executive Officers'
                             Committee Member

William C. Schmidt          Executive Officers'
                             Committee Member

John B. Singer              Executive Officers'
                             Committee Member

Steven M. Tadler                 Director
                            Executive Officers'
                             Committee Member

Janet L. Hennessy    Senior Vice President of Finance
                                  Partner
                         Chief Compliance Officer
                            Assistant Secretary

John F. Brooke                   Director               General Partner of
                                                              Brooke
                                                          Private Equity

Mark Hoffman                     Director                   Chairman of
                                                             Cambridge
                                                          Research Group

David W. Watson                  Secretary                   Attorney